                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                             COMMISSION FILE NUMBER



                 PULTE HOME CORPORATION INVESTMENT SAVINGS PLUS
                            (FULL TITLE OF THE PLAN)


                                PULTE HOMES, INC.
                 (EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER)


                     100 BLOOMFIELD HILLS PARKWAY, SUITE 300
                           BLOOMFIELD HILLS, MI 48304
                                 (248) 647-2750
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER AND
               AREA CODE, OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES)


                              DATED: JUNE 28, 2002

REQUIRED INFORMATION

Item 4. Financial Statements and Supplemental Schedules for the Plan

The Pulte Home Corporation Investment Savings Plus (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules as of and for the year ended December 30, 2001, have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.

EXHIBITS

23     Consent of Independent Auditors, Ernst & Young LLP

FINANCIAL STATEMENTS AND SCHEDULE


Pulte Home Corporation Investment Savings Plus

December 30, 2001 and 2000 and year ended December 30, 2001 with Report of Independent Auditors

                             Pulte Home Corporation
                             Investment Savings Plus

                        Financial Statements and Schedule


           December 30, 2001 and 2000 and year ended December 30, 2001




                                    CONTENTS

Report of Independent Auditors.................................................................................   1

Financial Statements

Statements of Net Assets Available for Plan Benefits...........................................................   2
Statement of Changes in Net Assets Available for Plan Benefits.................................................   3
Notes to Financial Statements..................................................................................   4


Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)...............................................  12

                         Report of Independent Auditors


Board of Directors
Pulte Home Corporation
    Investment Savings Plus

We have audited the accompanying statements of net assets available for plan benefits of Pulte Home Corporation Investment Savings Plus (the "Plan") as of December 30, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Pulte Home Corporation Investment Savings Plus at December 30, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 30, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ ERNST & YOUNG LLP
Detroit, Michigan
June 7, 2002

                             Pulte Home Corporation
                             Investment Savings Plus

              Statements of Net Assets Available for Plan Benefits


                                                                             DECEMBER 30
                                                                    2001                     2000
                                                             --------------------------------------------
Investments, at fair value                                    $  125,337,571            $  129,513,840

Receivables:
   Employee contributions                                            318,701                   283,221
   Employer contributions                                          3,926,240                 3,240,986
   Interest and dividends                                             20,980                    34,492
                                                             --------------------------------------------
Total receivables                                                  4,265,921                 3,558,699
                                                             --------------------------------------------
Net assets available for plan benefits                        $  129,603,492            $  133,072,539
                                                             ============================================


See accompanying notes.

                             Pulte Home Corporation
                             Investment Savings Plus

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 30, 2001


Additions:
   Contributions:
     Participants                                                         $    12,774,279
     Employer                                                                   3,902,556
                                                                         --------------------
                                                                               16,676,835

Investment income:
   Dividends                                                                    1,327,459
   Interest                                                                       235,663
   Interest income on participant loans                                           236,542
                                                                         --------------------
                                                                                1,799,664
                                                                         --------------------
Total additions                                                                18,476,499

Deductions:
   Distributions to participants                                              (11,374,219)
   Net realized and unrealized depreciation
     in fair value of investments                                             (10,571,327)
                                                                         --------------------
Total deductions                                                              (21,945,546)
                                                                         --------------------
Net decrease                                                                   (3,469,047)

Net assets available for plan benefits at beginning of year                   133,072,539
                                                                         --------------------
Net assets available for plan benefits at end of year                     $   129,603,492
                                                                         ====================

See accompanying notes.

                             Pulte Home Corporation
                             Investment Savings Plus

                          Notes to Financial Statements

                                December 30, 2001



1. DESCRIPTION OF PLAN

The following brief description of Pulte Home Corporation ("Company") Investment Savings Plus ("Plan") is provided for general information purposes only. Participants should refer to Plan documents for more complete information. Pulte Home Corporation is a wholly-owned subsidiary of Pulte Homes, Inc. ("Pulte").

GENERAL

The Plan is a defined contribution profit sharing plan for eligible employees of the Company and affiliated subsidiaries which have adopted the Plan. The Plan is administered by an Administrative Committee ("Committee") appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Plan assets are held and investment transactions are executed by U.S. Bank, N.A., as Trustee.

ELIGIBILITY

All nonunion, regular salaried, sales and hourly employees of Pulte Homes, Inc. and of the Company and its subsidiaries that have adopted the Plan are eligible to participate on the first day of the month coincident with or following the completion of six months of employment. Temporary employees are not eligible to participate in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest loan balance in the last twelve months or 50% of their vested account balance. The loans are secured by the balances in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions.

                             Pulte Home Corporation
                             Investment Savings Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS

Contributions to participants' accounts are effected through voluntary withholdings from their compensation. Such withholdings are, in turn, paid to the Plan by Pulte and by the Company and its subsidiaries. At the discretion of their Boards of Directors, the Company and its subsidiaries may make additional contributions to the accounts of Plan participants. Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code Section 401(k)(3).

The Company and its subsidiaries match an amount on behalf of each participant for whom basic contributions were made, based on the participant's length of service with the Company in accordance with the following schedule:

         A.) Less than one year of service: 100% of the first $300 of participant's contributions.

         B.) 1-2 years of service: 100% of the first $600 of participant's contributions.

         C.) 2-3 years of service: 100% of the first $900 of participant's contributions.

         D.) 3-4 years of service: 100% of the first $1,200 of participant's contributions.

         E.) 4 or more years of service: 100% of the first $1,500 of participant's contributions.

Contributions may be invested in one or more of the investment options provided by the Plan. The Plan presently provides the following investment options: State Street Yield Enhanced Investment Fund, State Street Stable Value Fund, Vanguard Wellington Fund, Vanguard Institutional Index Fund, Vanguard Total Bond Market Index Fund, Putnam Voyager Fund, Putnam Asset Allocation Funds (Growth, Balanced and Conservative Portfolios), Twentieth Century International Growth Fund, Lord Abbett Small Capitalization Value Fund, and Pulte Common Stock Fund.

                             Pulte Home Corporation
                             Investment Savings Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF PLAN (CONTINUED)

Participants may change their investment directives and contribution amounts on a daily basis via an interactive voice response system or interactive website. Discretionary contributions, which are to be allocated to eligible participants' "Special Contributions Account", are invested solely in the Pulte Common Stock Fund and are not available for investment direction. The allocation of the discretionary contribution excludes highly compensated employees covered under a Stock Option Plan. Discretionary contributions for the plan year ended December 30, 2001 were $1,458,100.

ALLOCATIONS

Contributions to the Plan are allocated to participants' individual accounts on the date of receipt by the Trustee.

Discretionary contributions made the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.

DISTRIBUTION

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant's account balance. Such distributions are generally made in a lump sum.

VESTING

A participant's account balance is fully vested and nonforfeitable.

                             Pulte Home Corporation
                             Investment Savings Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF PLAN (CONTINUED)

TERMINATION

Although the Company intends to continue the Plan indefinitely, it has reserved the right to amend or terminate the Plan at any time. If the Plan were to be terminated, the amount in each participant's account would remain fully vested as of the date of termination of the Plan. Plan funds would continue to be invested and would continue to be held in the custody of the Plan's Trustee.

The Plan's Trustee would pay the balance of each participant's Plan account in a lump sum at the earlier of age 59-1/2, death or when employment with the Company is terminated.

ADMINISTRATIVE EXPENSES

Other than loan origination fees, administrative expenses of the Plan are paid directly by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies followed by the Plan:

         Investment Valuation - Investments in money market instruments are carried at cost which approximates fair value. Investments in mutual funds and Pulte stock are carried at fair value based on quoted market prices. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

         Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

                             Pulte Home Corporation
                             Investment Savings Plan

                    Notes to Financial Statements (continued)




3. INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                             NET REALIZED AND
                                                                                UNREALIZED
                                                                               APPRECIATION/
                                                                              (DEPRECIATION)
                                                                               IN FAIR VALUE
                                                                              OF INVESTMENTS
                                                                          -----------------------
     Investments:
       State Street Stable Value Fund                                        $          747,609
       Vanguard Wellington Fund                                                         216,710
       Vanguard Institutional Index Fund                                             (3,887,991)
       Vanguard Bond Index Fund                                                         (14,892)
       Putnam Voyager Fund                                                           (7,824,446)
       Putnam Asset Allocation Fund - Growth Portfolio                                 (109,775)
       Putnam Asset Allocation Fund - Balanced Portfolio                                (74,629)
       Putnam Asset Allocation Fund - Conservative Portfolio                             (1,251)
       Twentieth Century International Growth Fund                                   (1,076,291)
       Lord Abbett Small Capitalization Value Fund                                      172,084
       Pulte Common Stock Fund                                                        1,281,545
                                                                          -----------------------
     Net Depreciation of Investments                                         $      (10,571,327)
                                                                          =======================

                             Pulte Home Corporation
                             Investment Savings Plan

                    Notes to Financial Statements (continued)




3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                                      FAIR VALUE              FAIR VALUE
                                                                         AS OF                  AS OF
                                                                      DECEMBER 30,            DECEMBER 30,
                                                                         2001                    2000
                                                                -----------------------------------------------
     Investment:
       State Street Stable Value Fund                             $        16,008,431     $       13,404,578
       Vanguard Wellington Fund                                            23,376,560             22,103,523
       Vanguard Institutional Index Fund                                   26,135,109             30,549,730
       Putnam Voyager Fund                                                 26,738,427             35,362,799
     * Pulte Homes, Inc. Common Stock                                      11,881,699              9,609,402

     * Nonparticipant-Directed Investment

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The Pulte Common Stock Fund includes a non-participant directed investment. Information about the net assets and the significant components of changes in net assets related to the Pulte Common Stock Fund is as follows:

                                                                                        DECEMBER 30
                                                                                  2001               2000
                                                                          --------------------------------------
     Net Assets                                                             $    13,581,881   $    10,698,098
                                                                          ======================================

                             Pulte Home Corporation
                             Investment Savings Plan

                    Notes to Financial Statements (continued)




4. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)


                                                                                    YEAR ENDED
                                                                                  DECEMBER 30, 2001
                                                                            -------------------------
         Change in net assets:
           Contributions                                                      $        3,547,356
           Loan repayments                                                                81,935
           Dividends                                                                      41,618
           Interest                                                                       16,091
           Net realized and unrealized appreciation in fair value                      1,281,545
           Distributions to participants                                              (1,007,445)
           Net transfers among funds                                                  (1,087,317)
                                                                            --------------------------
                                                                              $        2,873,783
                                                                            ==========================

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 11, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. The Plan has applied for but has not received a new determination letter qualifying the plan under this provision. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                                    Schedule

                 Pulte Home Corporation Investment Savings Plus

                             Employee ID #38-1545089
                                    Plan #001

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                                December 30, 2001

                                               DESCRIPTION OF INVESTMENT INCLUDING
       IDENTITY OF ISSUE, BORROWER,             MATURITY DATE, RATE OF INTEREST,          SHARES/                      CURRENT
         LESSOR OR SIMILAR PARTY                COLLATERAL, PAR OR MATURITY VALUE          UNITS         COST           VALUE
------------------------------------------------------------------------------------------------------------------------------------
    State Street Global Advisors          State Street Stable Value Fund                 1,162,098           **     $   16,008,431

                                          Yield Enhanced Short-Term Investment Fund      6,132,196           **          6,132,196

    The Vanguard Group of Investment
    Companies                             Vanguard Wellington Fund                         855,031           **         23,376,560

                                          Vanguard Institutional Index Fund                246,395           **         26,135,109

                                          Vanguard Total Bond Market Index Fund             78,624           **            794,101

    Putnam Investments                    Putnam Voyager Fund                            1,527,038           **         26,738,427

                                          Putnam Asset Allocation Fund - Growth
                                          Portfolio                                        104,646           **          1,004,602

                                          Putnam Asset Allocation Fund - Balanced
                                          Portfolio                                        108,110           **          1,065,969

                                          Putnam Asset Allocation Fund - Conservative
                                          Portfolio                                         38,852           **            337,620

    American Century World Mutual Funds,
    Inc.                                  Twentieth Century International Growth Fund      772,271           **          6,139,607


*   Pulte Homes, Inc.                     Pulte Homes, Inc. Common Stock                   249,664    $  7,020,702      11,881,699


    Lord Abbett Fund, Inc.                Lord Abbett Small Capitalization Value Fund      117,164           **          2,583,448

*   Employee Loans Receivable             Individual employee loans with varying
                                              maturity dates and interest rates ranging
                                              from 7.75% to 11.75%                                                       3,139,802
                                                                                                                   -----------------
    Total Investments                                                                                               $  125,337,571
                                                                                                                   =================

There were no investment assets reportable as acquired and disposed of during the year.
            *Party-in-interest
           **Participant-directed investments, cost information is omitted

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the 401(k) Committee Members who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


June 28, 2002                 By:  /s/ Michael A. O'Brien
                                 ---------------------------------
                                   Michael A. O'Brien
                                   Senior Vice President - Corporate Development

                                  Exhibit Index

Exhibit No.                             Exhibit Name
-----------                             ------------
   23                                   Consent of Independent Auditors